SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 26 April 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Interim Management Statement

26 April 2010

Trading conditions in our core markets in Ireland and the UK in the first quarter of our 2010 financial year remain challenging though economic conditions have recently shown some signs of stabilisation after the substantial fall in economic output from early in 2008.

Net interest income is being impacted by a number of factors:

▪ the low interest rate environment, together with the impact of continuing competition on deposit pricing,  placing pressure on deposit margins;

▪ the higher cost of wholesale funding as we continue to increase the quantum of term funding (wholesale funding with a maturity of one year or greater) in pursuit of our strategy to disengage in a prudent manner from the Government Guarantee Schemes; and

▪ while lending margins on new business remain strong, low levels of new business activity mutes the impact of this.

As a result, we continue to anticipate some downward pressure on our net interest margin in 2010. Ongoing strong cost discipline across the Group and the benefits of business disposals and other initiatives implemented in the prior financial year continue to deliver cost savings as anticipated. The challenging economic conditions, unemployment and weak consumer sentiment continue to impact the loan impairment charge as expected. We continue to believe that loan losses on our non-NAMA-bound loan portfolios have peaked with the impairment charge progressively reducing as previously guided. Loan losses on these portfolios for the three year period to 31 March 2011 remain within the loan loss guidance of €4.7 billion.

The quantum of customer lending, including loans held for sale to NAMA, remains broadly unchanged at 31 March 2010 when compared to 31 December 2009 on a constant currency basis. The demand for new loans is muted. Competition for customer deposits remains intense and our customer deposits at 31 March 2010 are marginally lower compared to 31 December 2009 on a constant currency basis. In January 2010, the Group's long term and short term credit ratings were downgraded by Standard & Poor's to A- / A-2 with a stable outlook. This downgrade led to an initial outflow of some ratings sensitive international deposits. In the quarter ended 31 March 2010, the Group has raised approximately €4.5 billion in term funding (funding with a maturity greater than one year at date of issue). In line with the Group's stated goals, the maturity profile of its wholesale funding has been extended with over 37% of its overall wholesale funding having a maturity of greater than one year at 31 March 2010 compared to 32% at 31 December 2009.

On 19 January 2010, following indications from the European Commission not to make coupon payments on its tier 1 and upper tier 2 capital instruments unless under a legally binding obligation to do so, the Group announced that the non-cumulative distribution on certain upper tier 2 capital instruments, which would otherwise have been payable on 1 February and 4 February 2010, would not be paid triggering a 'dividend stopper' provision.

On 22 February 2010, the Group issued 184 million units of Ordinary Stock to the NPRFC in lieu of the €250 million cash dividend otherwise due on the 2009 Preference Stock as a consequence of the dividend stopper referred to above.

 The Group made progress in the first quarter of our financial year to further stabilise the Group:

▪ As announced on 11 January 2010, the Group was accepted as a participating institution in the Irish Government's Eligible Liabilities Guarantee Scheme (the ELG Scheme).

▪ On 12 January 2010, at the Group's Extraordinary General Court, the stockholders approved Bank of Ireland's application to participate in NAMA and in February 2010 the Minister for Finance confirmed our designation as a participating member.

▪ As announced on 30 March 2010, the Financial Regulator publicly advised the market of the outcome of the Prudential Capital Assessment Review for Bank of Ireland. He determined that the Group requires an additional €2.66 billion of equity capital by 31 December 2010 to meet the base case target of 8% core tier 1 ratio (incorporating a targeted equity tier 1 ratio of 7%) in the period to 31 December 2012.

▪ On 31 March 2010, the Group re-affirmed previous market guidance of €4.7 billion impairment charges for the 3 year period to 31 March 2010 on the non-NAMA element of the loan book.

▪ As announced on 2 April 2010, the Group transferred €1.93 billion (before impairment provisions) Tranche 1 Assets to NAMA for which it received consideration of €1.26 billion in Government guaranteed bonds and non-guaranteed subordinated bonds, resulting in a discount to gross loan value of approximately 36%. The Group has developed a model which it believes replicates the NAMA valuation methodology and has put a sample of €6 billion (approximately 50% of the loans which the Group expects to transfer to NAMA, including Tranche 1 NAMA Assets) through this model. The model indicates that, on this sample, the level of discount would be similar to that pertaining to Tranche 1 NAMA Assets.

▪ As announced on 7 April 2010, the Group completed a review of its defined benefit pension schemes and is progressing to make a number of changes affecting pension benefits to eliminate approximately 50% of the 31 December 2009 IAS 19 deficit of €1.6bn. If such proposals are agreed, the Group will increase its cash contributions, above existing cash contributions, to eliminate the 50% balance of the 31 December 2009 IAS 19 deficit over approximately 6 years.

▪ On 16 April 2010, the Group provided an update on the progress of negotiations with the European Commission in relation to the EU Restructuring Plan submitted to the European Commission on 30 September 2009.

Ends.

For further information please contact:

John O'Donovan	Andrew Keating	Geraldine Deighan	Dan Loughrey
Group Chief Financial Officer	Director of Group Finance	Head of Group Investor Relations	Head of Communications
Tel: +353 (0) 766 23 4703	Tel: + 353 1 604 3509	Tel: + 353 (0) 766 23 4729	Tel: + 353 (0) 766 23 4770

Forward Looking Statement

This document contains certain forward looking statements within the meaning of Section 21E of the US  Securities  Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, projected impairment losses, capital ratios, margins, future payment of dividends, the outcome of the current review of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, European and other regulators and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to the performance of the Irish and UK economies, property market conditions in Ireland and the UK, costs of funding, the performance and volatility of international capital markets, the expected level of credit defaults, the impact of the National Asset Management Agency, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues, and the availability of funding sources. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 26 April 2010